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                                                                 SEC FILE NUMBER
                                                                     1-9748

                                                                   CUSIP NUMBER
                                                                   026038 30 7


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

PART I--REGISTRANT INFORMATION

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Full Name of Registrant: American Film Technologies, Inc.

Former Name if Applicable: Not Applicable




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4105 Sorrento Valley Boulevard
Address of Principal Executive Office (Street and Number)

San Diego, California 92121
City, State and Zip Code


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PART II--RULES 12B-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the
[X] subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                      and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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PART III-- NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

                      See Attachment I.
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PART IV -- OTHER INFORMATION

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     (1) Name and telephone number of person to contact in regard to this notification

      Barry L. Burten, Esq.           (310)                  203-8080
            (Name)                 (Area Code)          (Telephone Number)



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     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attachment II

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                        American Film Technologies, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 28, 1997             By:   /s/ GERALD M. WETZLER
                                          -------------------------------------
                                      Gerald M. Wetzler, Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (S232.201 or S232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (S232.13(b) of this chapter).




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                                                                    Attachment I

        Registrant filed for relief under Chapter 11 of the United States Bankruptcy Code on October 15, 1993. Since the filing of the Chapter 11 proceeding, the lack of capital and film colorization contracts has made it impossible for Registrant to resume operations and to generate sufficient revenues to cover the costs of completing the necessary work for the audit for the fiscal year ended June 30, 1997. It is only until recently that the Company was able to obtain additional funds to engage its independent public accountants to perform such audit. In addition to the foregoing difficulties, Registrant believes that an extension is appropriate since it is currently in the midst of attempting to obtain additional financing which could impact the audit disclosure. However, no assurance can be given that any such financing may be obtained.

        In any event, Registrant is now actively engaged in preparing the information for such audit and has now engaged such independent public accountants to perform such audit.







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                                                                   Attachment II


        Currently, issues exist as to the going concern value of the Company. The Company is attempting to obtain financing, however, if it is not able to do so, it will be forced to commence liquidation. In connection with the foregoing, Registrant may be required to report a loss of approximately $7.7 million for the year ended June 30, 1997, which loss includes a write down of approximately $5.6 million related to FASB 121 impairment of long lived assets. Thus, although the Company is attempting to obtain a financial commitment to recommence operations, there is no assurance that any such commitment may be obtained and, therefore, the assets may be written down. In any event, even if the Company is able to obtain financing, issues remain as to whether or not the assets can be carried at the current values.





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